Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Memo: Letter to Covidien employees in the Peripheral Vascular business

Dear Colleagues,

In the last few weeks, the Integration Management Office (IMO) announced the co-leaders of the Global Functional and Business/Product work streams, as well as the Regional Integration Leads for Covidien and Medtronic. Today, we are pleased to announce the members of the integration planning team that will support Covidien and Medtronic in the integration of the Covidien Peripheral Vascular (PV) business into Medtronic after the transaction closes. As previously announced, this team is co-led by Kim Cielecki from Covidien and by Mark Pacyna from Medtronic.

As part of the integration planning team, we have established a PV Steering Committee; and mirroring the structure of the IMO, we have established a PV Project Management Office (PMO) to guide the overall integration planning process.

Appointed Peripheral Vascular Steering Committee:

Name	Department
Brian Verrier	Covidien – President, Peripheral Vascular

Stacy Enxing Seng	Covidien – Executive in Residence

Mike Cowhig	Covidien – Legal

Tony Semedo	Medtronic – President, Aortic and Peripheral Vascular

Jim McDermid	Medtronic – Human Resources

Dale Beumer	Medtronic – Finance

Neil Avotte	Medtronic – Legal

This PV PMO, which meets weekly, is made of the following leaders from both Covidien and Medtronic:

Name	Department
Gordon Olson	Covidien – OpEx Business Process

Laura Driscoll	Covidien – Communications

Rubal Bedi	Medtronic – Business Development

Vikram Verghese	Medtronic – Business Development

Joseph McGrath	Medtronic – Communications

Christopher Garland	Medtronic – Communications

Functional sub team leaders from both companies have also been appointed as follows:

Function	Covidien	Medtronic
Clinical / Regulatory	David Cannistraci (Reg) Kate Rumrill (Clin)	Vikki Pearson (Reg) Jeff Clark (Clin)

Marketing / Healthcare Economics	Robert Rajalingam (Mktg) John Argiro (HE)	Daveen Chopra (Mktg) Alex Au-Yeung (HE)

R&D	Rick Feller	Richard Thomas

Legal / Gov’t	Alex Peters Alana Bergman (IP)	David Bruce (Legal) Ted Lopez (IP)

Quality	Jill Knudson	Tom Stone Jonathan Morris

Finance	Chris Peck	Jeff Hobaugh

HR	Brian Leither	Tracy Platt Deborah Yount Lisa Knight

IS/IT	Tom Dietz	JoAnn Tholen Terri Toner

Ops/Supply Chain(SC)	Ken Tripp	Gerry Kilcommins (Ops) Byron Canady (SC)

U.S. Sales	Dave Cox	Tom Conlin

International	Sandra Lesenfants Kenni Christoffersen	Jean Luc Montoulieu Erin McCloskey

Medical	Dr. Mark Turco

Physician Education	Lynn Oster	Deb Shaver

The functional sub team co-leaders recently came together in Minneapolis to begin the task of outlining the integration planning process. Since that time, they have been working with the Global Functional and Regional Integration Leads previously announced to develop detailed integration plans covering the functions within PV and Medtronic’s Aortic Peripheral Vascular (APV) business, with a focus on ensuring the readiness of the New Medtronic when we begin operating as one company after the transaction closes.

The integration functional leaders may be reaching out to some of you, and we ask that you provide these leaders your full support as they work through the integration process.

While we work through transition planning, it is important to remember that Covidien and Medtronic operate as independent entities until the transaction closes, which is expected to occur in the fourth calendar quarter of 2014 or early 2015.

We hope to continue to provide you with updates, as appropriate, over the coming months. In the meantime, please review the Our Company page on Pulse for up-to-date information on the integration planning process and to submit questions about the acquisition. We also encourage team members to engage directly with their functional leaders with any questions.

We would again like to extend our appreciation to all of you for your continuing commitment and dedication as we plan the integration of our two companies. Last but not least, we want to reinforce the importance of both teams continuing to focus and execute on their respective plans!

Brian Verrier President Peripheral Vascular	Kim Cielecki Senior Finance Director Medical Device Shared Services

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.